Exhibit 99.1

Gamida Cell Announces Full Exercise of Underwriters’ Option to Purchase Additional Shares

BOSTON, Mass., May 26, 2020 – Gamida Cell Ltd. (Nasdaq: GMDA), an advanced cell therapy company committed to finding cures for blood cancers and serious blood diseases, today announced that the underwriters of its previously announced public offering, which closed on May 21, 2020, have exercised in full their option to purchase an additional 2,000,000 of its ordinary shares at the public offering price of $4.50 per share, less underwriting discounts and commissions. After giving effect to the option closing, the total number of shares sold by the Company in the offering increased to 15,333,334 shares, which resulted in aggregate gross proceeds to the Company of approximately $69 million before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

Piper Sandler & Co. and Evercore Group L.L.C. acted as joint book-running managers for this offering. JMP Securities LLC acted as lead manager for this offering.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission, or the SEC, on Form F-3 (File No.: 333-234701) and declared effective on November 27, 2019. This offering was made by means of a prospectus supplement, which along with the accompanying base prospectus are part of the effective registration statement. Copies of the final prospectus related to this offering may be obtained, when available, from: Piper Sandler & Co., 800 Nicollet Mall, J12S03, Minneapolis, Minnesota 55402, Attention: Prospectus Department, by telephone at (800) 747-3924 or by email at prospectus@psc.com; or Evercore Group L.L.C., 55 East 52nd Street, New York, New York 10055, Attention: Equity Capital Markets, Telephone: (888) 474-0200, Email: ecm.prospectus@evercore.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Gamida Cell

Gamida Cell is an advanced cell therapy company committed to finding cures for blood cancers and serious blood diseases. We harness our cell expansion platform to create therapies with the potential to redefine standards of care in areas of serious medical need.

Investor Contact:
Jaren Irene Madden
jaren@gamida-cell.com
1-617-286-6264

Media Inquiries:
Matthew Corcoran

mcorcoran@tenbridgecommunications.com
1-617-866-7350